Prospectus Supplement No. 2 Filed pursuant to rule 424(b)(3) (to prospectus dated June 7, 2022) Registration No. 333-264293

HYCROFT MINING HOLDING CORPORATION
Up to 94,258,841 shares of Common Stock Issuable upon Exercise of the Warrants
Up to 71,211,526 shares of Common Stock
Up to 60,125,009 Warrants

This prospectus supplement is being filed by Hycroft Mining Holding Corporation, a Delaware corporation (the “Company,” “we,” “our”, “us”) to update and supplement the information contained in the prospectus dated June 7, 2022 (the “Prospectus”) relating to the issuance of up to an aggregate of 94,258,841 shares of our Class A common stock, par value $0.0001 per share (“Common Stock”), which consists of (i) 34,289,898 shares of Common Stock that may be issued upon exercise of warrants, including the public warrants, private placement warrants, forward purchase warrants, and PIPE warrants (as each such terms is defined under “Selected Definitions” in the Prospectus) at an exercise price of $11.50 per share of Common Stock; (ii) 9,583,334 shares of Common Stock that may be issued upon exercise of the October 2020 warrants (as such term is defined under “Selected Definitions” in the Prospectus) at an exercise price of $10.50 per share of Common Stock; (iii) 3,569,129 shares of Common Stock that may be issued upon exercise of the Seller warrants (as such term is defined under “Selected Definitions” in the Prospectus) at an exercise price, determined as of January 19, 2021 pursuant to the Seller Warrant Agreement (as such term is defined under “Selected Definitions” in the Prospectus), of $39.90 per share upon the exercise of 12,721,623 Seller warrants, each currently exercisable into approximately 0.28349 shares of Common Stock, which exercise price and number of shares may fluctuate under the terms of the Seller Warrant Agreement; and (iv) 46,816,480 shares of Common Stock that may be issued upon exercise of the New Warrants (as such term is defined under “Selected Definitions” in the Prospectus) at an exercise price of $1.068 per share of Common Stock. The Prospectus also relates to the offer and sale, from time to time, by the selling security holders identified in the Prospectus (the “Selling Securityholders”), or their permitted transferees of up to (i) 71,211,526 shares of Common Stock, and (ii) up to 60,125,009 warrants to purchase shares of Common Stock, including the private placement warrants, forward purchase warrants, PIPE warrants, October 2022 warrants and New Warrants.

This prospectus supplement is being filed to update and supplement the information contained in the Prospectus, which forms a part of our registration statement on Form S-1 (File No. 333-264293) with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on October 4, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Our Common Stock, our public warrants, our October 2020 warrants, and our Seller warrants (as such terms are defined under “Selected Definitions” in the Prospectus) are listed on The Nasdaq Capital Market, under the symbols “HYMC,” “HYMCW,” “HYMCL,” and “HYMCZ,” respectively. On October 3, 2022, the last reported sales price of our Common Stock listed under the symbol HYMC was $0.69 per share, the last reported sales price of our public warrants listed under the symbol HYMCW was $0.1000 per warrant, the last reported sales price of our October 2020 warrants listed under the symbol HYMCL was $0.1398 per warrant, and the last reported sales price of our Seller warrants listed under the symbol HYMCZ was $0.0661 per warrant.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 20 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 4, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 3, 2022

HYCROFT MINING HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-38387	82-2657796
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4300 Water Canyon Road, Unit 1 Winnemucca, Nevada 89445
(Address of principal executive offices and zip code)

(775) 304-0260
(Registrant's telephone number, including area code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	HYMC	The Nasdaq Capital Market
Warrants to purchase Common Stock	HYMCW	The Nasdaq Capital Market
Warrants to purchase Common Stock	HYMCZ	The Nasdaq Capital Market
Warrants to purchase Common Stock	HYMCL	The Nasdaq Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer      of Listing

On October 3, 2022, Hycroft Mining Holding Corporation (the “Company”) received a written notice (the “Bid Price Notice”) from the Listing Qualifications department (the “Nasdaq Staff”) of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with the $1.00 Minimum Bid Price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market. The notification of noncompliance has no immediate effect on the listing or trading of the Company’s common stock on The Nasdaq Capital Market under the symbol “HYMC,” and the Company is currently monitoring the closing bid price of its common stock and evaluating its alternatives, if appropriate, to resolve the deficiency and regain compliance with this rule.

The Nasdaq Listing Rules require listed securities to maintain a minimum bid price of $1.00 per share and, based upon the closing bid price for the last 30 consecutive business days, the Company no longer meets this requirement. The Bid Price Notice indicated that the Company will be provided 180 calendar days, or until April 3, 2023, in which to regain compliance. If at any time during this period the bid price of the Company’s common stock closes at or above $1.00 per share for a minimum of ten consecutive business days, the Nasdaq Staff will provide the Company with a written confirmation of compliance and the matter will be closed.

Alternatively, if the Company fails to regain compliance with Rule 5550(a)(2) prior to the expiration of the 180 calendar day period, but meets the continued listing requirement for market value of publicly held shares and all of the other applicable standards for initial listing on The Nasdaq Capital Market, with the exception of the minimum bid price, and provides written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary, then the Company may be granted an additional 180 calendar days to regain compliance with Rule 5550(a)(2).

There can be no assurance that the Company will be able to regain compliance with the Bid Price requirement, even if it maintains compliance with the other listing requirements. The Company is considering actions that it may take in response to the Bid Price Notice in order to regain compliance with the continued listing requirements, but no decisions regarding a response have been made at this time.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 4, 2022	Hycroft Mining Holding Corporation

By:	/s/ Stanton Rideout
Stanton Rideout Executive Vice President and Chief Financial Officer